Exhibit 99.2.3

GOODRX HOLDINGS, INC.

2020 INCENTIVE AWARD PLAN

RESTRICTED STOCK UNIT GRANT NOTICE (TIME-VESTING)

GoodRx Holdings, Inc., a Delaware corporation (the “Company”), has granted to the participant listed below (“Participant”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the GoodRx Holdings, Inc. 2020 Incentive Award Plan (as amended from time to time, the “Plan”) and the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:	[Trevor Bezdek / Douglas Hirsch]

Grant Date:	September 25, 2020

Number of RSUs:	4,105,511

Type of Shares:	Class B Common Stock

Vesting Commencement Date:	September 1, 2020

Vesting Schedule:	The RSUs shall vest with respect to 1/16th of the RSUs on each quarterly anniversary of the Vesting Commencement Date (each vesting tranche, a “Vesting Tranche”) over the four-year period following the Vesting Commencement Date, subject to Participant’s continued employment with the Company or a Subsidiary through the applicable vesting date.

By accepting (whether in writing, electronically or otherwise) the RSUs, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

GOODRX HOLDINGS, INC.	PARTICIPANT

By:
Name:	[Trevor Bezdek / Douglas Hirsch]
Title:

Exhibit A

RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms not specifically defined in this Restricted Stock Unit Agreement (this “Agreement”) have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

ARTICLE I.

GENERAL

1.1 Award of RSUs(a) . The Company has granted the RSUs to Participant effective as of the Grant Date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one share of Class B Common Stock (each, a “Share”) as set forth in this Agreement; provided, however, that Shares issuable and issued hereunder are subject to Section V.A.7 of the Charter regarding the conversion of shares of Class B Common Stock to Class A Common Stock. Participant will have no right to the distribution of any Shares until the time (if ever) the RSUs have vested.

1.2 Incorporation of Terms of Plan. The RSUs are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.

1.3 Unsecured Promise. The RSUs will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

1.4 Defined Terms. As used in this Agreement:

(a) “Assumed” means that, with respect to the RSUs, an Assumption has occurred in connection with a Change in Control.

(b) “Cause” shall have the meaning set forth in the Employment Agreement, as in effect on the date hereof.

(c) “Disability” shall have the meaning set forth in the Employment Agreement, as in effect on the date hereof.

(d) “Employment Agreement” shall mean that certain Amended and Restated Employment Agreement by and between Participant and GoodRx, Inc., dated as of September 19, 2020.

(e) “Good Reason” shall have the meaning set forth in the Employment Agreement, as in effect on the date hereof.

ARTICLE II.

VESTING; FORFEITURE AND SETTLEMENT

2.1 Vesting; Forfeiture.

(a) Subject to Sections 2.1(b)-(c), the RSUs will vest according to the vesting schedule in the Grant Notice except that any fraction of an RSU that would otherwise be vested will be accumulated and will vest only when a whole RSU has accumulated.

(b) If (i) a Change in Control occurs, (ii) Participant remains in continued employment until, and any RSUs remain outstanding as of, immediately prior to the Change in Control, then a number of RSUs shall vest (as of immediately prior to the Change in Control) equal to the lesser of 25% of the total number of RSUs (the “Accelerated RSUs”) and the number of RSUs that remain outstanding as of immediately prior to such Change in Control. In addition, in the event the RSUs are Assumed in connection with such Change in Control, then the Accelerated RSUs shall be from the final four Vesting Tranches, such that the remaining vesting period for the RSUs shall end, and the RSUs shall be fully vested as of, the third anniversary of the Vesting Commencement Date. For the avoidance of doubt, in such event each remaining Vesting Tranche shall continue to represent 1/16th of the total number of RSUs.

(c) In the event of Participant’s termination of employment by the Company without Cause or by Participant for Good Reason, in either case, a number of RSUs shall vest equal to the lesser of (i) 50% of the total number of RSUs and (ii) the number of RSUs that remain outstanding as of immediately prior to such termination of employment; provided, however, that in the event either such termination occurs on or within 12 months following a Change in Control, all then-outstanding RSUs shall vest. In addition, in the event of Participant’s termination of employment due to Participant’s death or Disability, then 1/16th of the total number of RSUs will vest. The accelerated vesting in this Section 2.1(c) is subject to Participant’s (or Participant’s estate) timely execution and non-revocation of a general release of claims substantially in the form attached to the Employment Agreement (the “Release”). To the extent any RSUs have not become vested prior to or in connection with any such termination of employment, such RSUs automatically will be forfeited and terminated as of the termination date without consideration therefor.

(d) In the event of Participant’s termination of employment for any reason other than as set forth in Section 2.1(c), all then-unvested RSUs automatically will be forfeited and terminated without consideration therefor, except as otherwise determined by the Administrator or provided in a binding written agreement between Participant and the Company.

2.2 Settlement.

(a) The RSUs will be paid in Shares on or within 30 days following the applicable vesting date (or, with respect to RSUs that become vested upon a termination of employment, within 15 days following the effective date of the Release); provided, however, that in the event that the Administrator reasonably determines that the Company shall not be able to effectuate a Net Settlement (as defined below) with respect to some or all of such RSUs due to insufficient cash at the Company, then the parties agree to cooperate in good faith to determine a mutually agreeable solution in accordance with Section 409A. Notwithstanding the foregoing, if the vesting and payment of a RSU is subject to execution of the Release, and such Release may be executed and/or revoked in a calendar year following the calendar year in which the payment event occurs, the payment shall be made in the calendar year in which the release revocation period ends, to the extent necessary to comply with Section 409A.

(b) Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.

ARTICLE III.

TAXATION AND TAX WITHHOLDING

3.1 Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of this award of RSUs (the “Award”) and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

3.2 Tax Withholding.

(a) The Company shall withhold, or cause to be withheld, Shares otherwise vesting or issuable under this Award in satisfaction of any applicable withholding tax obligations (a “Net Settlement”). The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a Fair Market Value on the date of withholding no greater than the aggregate amount of such liabilities based on the maximum individual statutory withholding rates in Participant’s applicable jurisdictions for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such taxable income.

(b) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the RSUs. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding, vesting or payment of the RSUs or the subsequent sale of Shares. The Company and its Subsidiaries do not commit and are under no obligation to structure the RSUs to reduce or eliminate Participant’s tax liability.

ARTICLE IV.

OTHER PROVISIONS

4.1 Adjustments. Participant acknowledges that the RSUs and the Shares subject to the RSUs are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2 Clawback. Notwithstanding Section 10.13 of the Plan, the RSUs and the Shares issuable hereunder shall be subject to any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company to the extent required in order to comply with Applicable Law, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder. For clarity, this Section 4.2 shall supersede Section 10.13 of the Plan with respect to the RSUs and the Shares issuable hereunder. The Company and Participant acknowledge that neither this Section 4.2 nor Section 10.13 of the Plan are intended to limit any clawback and/or disgorgement of the RSUs and/or the Shares issuable hereunder pursuant to Section 304 of the Sarbanes-Oxley Act of 2002.

4.3 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.4 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.5 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.6 Successors and Assigns. The Company may assign any of its rights under this Agreement to a single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.7 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the RSUs will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.8 Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.9 Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.

4.10 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs, as and when settled pursuant to the terms of this Agreement.

4.11 Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.

4.12 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

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